

David Rodriguez · 3rd

Owner at The International

Madison, Wisconsin, United States · Contact info

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International Catering Co.

Madison Area Technical College

About

I am passionate about food and cooking. I operate a growing food business that includes a successful food cart and growing catering business. I have experience as a personal chef as well. I have overseen the growth of my business from a small food cart doing $200,000 in revenue, to a multimillion dollar food service operation. Our growth continues as we move forward into corporate food service with our Office Cafe's, and our new ...see more

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INTERNATIONAL

FINE DINING FOOD TRUCK · CHEF'S TABLE

INTERNATIONAL Fine Dining Food Truck & Chefs Table

Activity

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Experience

International Catering Co.

6 yrs

- **Owner**
  Aug 2016 - Present · 6 yrs
  Madison, Wisconsin Area

- **Owner**
  Full-time
  Dec 2016 - Present · 5 yrs 8 mos
  Madison, Wisconsin Area

  International Catering Co. is our high end and corporate catering division. International Catering specializes in catered weddings and events, as well as operating our in office cafe's.

  INTERNATIONAL Fine Dining Food Truck & Chefs Table

WFCC, LLC

7 yrs 11 mos

Madison, Wisconsin Area

- **President & Owner**
  Jan 2020 - Present · 2 yrs 7 mos

- **President of WFCC, LLC and Owner of MELTED, Taco Local, International Catering, & Gaylord Catering**
  Sep 2014 - Jan 2020 · 5 yrs 5 mos

Owner

MELTED Grilled Cheese

Jan 2015 - Jan 2020 · 5 yrs 1 mo

Downtown Madison

I own and operate MELTED Grilled Cheese, a food cart in Madison, WI.

Improvisor

The Monkey Business Institute

Jan 2008 - Dec 2016 · 9 yrs

I do improvisational comedy with lots of really funny people.

Bakery Employee

Lakeview Bakery & Deli

Feb 2014 - Jul 2014 · 6 mos

Madison, Wisconsin Area

Baking bread, cakes, cookies, pastries, etc. Working in a busy downtown bakery/deli that caters to a business lunch crowd.

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Education

Madison Area Technical College
Associate's Degree, Culinary Arts/Chef Training
2011 - 2014

Learned the skills needed to advance in the industry.

Madison Area Technical College
none, Acting
2007 - 2008

University of Wisconsin-Milwaukee
2004 - 2006

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Licenses & certifications

ServSafe Food Manager
ServSafe Certified

Skills

Customer Service
7 endorsements

Social Media
6 endorsements

Event Planning
4 endorsements

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Languages

English

Organizations

Let's Eat Out

Interests

Companies Schools

Monkey Business Institute
39 followers

Isthmus
1,174 followers

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Causes

Arts and Culture • Environment • Health • Human Rights • Disaster and Humanitarian Relief • Politics